EXHIBIT 21

EXH 21

AFLAC INCORPORATED

SUBSIDIARIES

The following list sets forth the subsidiaries of AFLAC Incorporated:

Company	Jurisdiction

AFLAC Insurance Service Company, Ltd.	Japan
AFLAC Payment Service Company, Ltd.	Japan
aflacdirect.com, Ltd.	Japan
AFLAC International, Incorporated	Georgia
AFLAC Real Estate Holdings, Incorporated	Georgia
American Family Life Assurance Company of Columbus (AFLAC)	Nebraska
American Family Life Assurance Company of New York (AFLAC-NY)	New York
Communicorp, Incorporated	Georgia

AFLAC Real Estate Holdings, Incorporated changed its name to AFLAC Information Technology, Inc. effective
March 1, 2002.

The above subsidiaries are 100% directly owned by AFLAC Incorporated, except:

-AFLAC-NY is 100% directly owned by AFLAC.

-AFLAC Insurance Service Company, Ltd. and AFLAC Payment Service Company, Ltd. are 100% directly owned by AFLAC International, Incorporated

-aflacdirect.com, Ltd. is 72% owned by AFLAC International, Incorporated

EXH 21-1